May 4, 2012

Via EDGAR and Facsimile to (202) 772-9220

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549-4628

Re:	New Source Energy Corporation
Registration Statement on Form S-1, as amended

File No. 333-176548

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. (Washington, D.C. time) on Tuesday, May 8, 2012, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Crowe & Dunlevy, A Professional Corporation, by calling James Larimore at (405) 239-6643.

The Company hereby acknowledges:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PO Box 1218 Oklahoma City, OK 73101

tel 405.272.3028 fax 405.272.3034 newsource.com

New Source Energy Corporation

United States Securities and Exchange Commission	May 4, 2012
Division of Corporation Finance	Page 2

In addition, the Company is aware that the Division of Enforcement has access to all information the Company has provided to the staff of the Division of Corporation Finance in connection with this filing.

Sincerely,

/s/ Kristian B. Kos

Kristian B. Kos
Chief Executive Officer
New Source Energy Corporation